================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549

                                  Form 11-K

(Mark One)
    X       ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
   ---      SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
              For the fiscal year ended December 31, 1993

                                      OR

   ---      TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
             For the Transition period from __________ to __________

                          Commission File No. 1-7819

                             ANALOG DEVICES, INC.
                       THE INVESTMENT PARTNERSHIP PLAN
                             (Full Title of Plan)

                             ANALOG DEVICES, INC.
         (Name of issuer of the securities held pursuant to the plan)

                              One Technology Way
                      Norwood, Massachusetts  02062-9106
                   (Address of principal executive offices)

================================================================================

                             ANALOG DEVICES, INC.
                       THE INVESTMENT PARTNERSHIP PLAN

                             Financial Statements
                             --------------------

- - -     Audited Statements of Assets, Liabilities and
      Participants' Equity as of December 31, 1993 and 1992.

- - -     Audited Statements of Changes in Participants' Equity
      for the Years Ended December 31, 1993, 1992 and 1991.


                                   Exhibits
                                   --------

23.1  Consent of Ernst & Young, filed herewith.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                           ANALOG DEVICES, INC.
                                           THE INVESTMENT PARTNERSHIP
                                           --------------------------
                                                  (the Plan)


                                           by:/s/  Joseph E. McDonough
                                              --------------------------------
                                                   Joseph E. McDonough
                                                   Vice President-Finance and
                                                   Chief Financial Officer and
                                                   Member of The Investment
                                                   Partnership Plan
                                                   Administration Committee


June 29, 1994

                             ANALOG DEVICES, INC.
                       THE INVESTMENT PARTNERSHIP PLAN

                           FINANCIAL STATEMENTS AND
                            SUPPLEMENTAL SCHEDULES

                 YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                     with

                        REPORT OF INDEPENDENT AUDITORS

                        REPORT OF INDEPENDENT AUDITORS


The Administration Committee
Analog Devices, Inc.
The Investment Partnership Plan

We have audited the accompanying statements of assets, liabilities and participants' equity of Analog Devices, Inc. The Investment Partnership Plan as of December 31, 1993 and 1992, and the related statements of changes in participants' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and participants' equity of Analog Devices, Inc. The Investment Partnership Plan at December 31, 1993 and 1992, and its changes in participant's equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993, transactions or series of transactions in excess of 5% of plan assets for the year ended December 31, 1993, and party-in-interest transactions for the year ended December 31, 1993 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.

                                               /s/  ERNST & YOUNG
                                               ------------------
                                                    ERNST & YOUNG

Boston, Massachusetts
April 29, 1994


                             ANALOG DEVICES, INC.

                       THE INVESTMENT PARTNERSHIP PLAN

          STATEMENTS OF ASSETS, LIABILITIES AND PARTICIPANTS' EQUITY

                       December 31, 1993, 1992 and 1991

                 ASSETS                                        1993               1992
                 ------                                        ----               ----
Investments, at fair value (Notes 2 and 4)                 $111,484,667        $90,882,196

Accrued interest and dividends                                  160,895            179,846

Participant loans receivable                                  1,859,351          1,549,804
                                                           ------------        -----------
                                                           $113,504,913        $92,611,846
                                                           ============        ===========

LIABILITIES AND PARTICIPANTS' EQUITY
- - ------------------------------------

Forfeitures payable                                        $     84,404        $    87,903

Participants' equity (Notes 2, 6 and 7)                     113,420,509         92,523,943
                                                           ------------        -----------
                                                           $113,504,913        $92,611,846
                                                           ============        ===========


                            See accompanying notes.


                             ANALOG DEVICES, INC.

                        THE INVESTMENT PARTNERSHIP PLAN

                 STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY

                 Years ended December 31, 1993, 1992 and 1991

                                                            1993               1992               1991
                                                            ----               ----               ----
Investment income:
  Interest income                                       $    145,916        $   105,137        $   348,660
  Change in net unrealized
    appreciation (Note 4)                                  2,595,505          2,431,642          3,471,774
  Realized gains (losses) (Note 4)                         4,666,665             19,669           (118,764)
  Dividend income and capital gains distributions          4,395,863          4,335,695          4,321,585
                                                        ------------        -----------        -----------
    Net investment income                                 11,803,949          6,892,143          8,023,255

Contributions (Note 2):
  Employer                                                 7,379,875          7,033,332          6,603,997
  Employees                                                5,840,838          5,211,191          4,711,240
                                                        ------------        -----------        -----------
    Total contributions                                   13,220,713         12,244,523         11,315,237

Paid and accrued participant
  withdrawals (Note 2)                                    (4,011,098)        (6,854,899)        (6,044,481)

Paid and accrued forfeitures (Note 2)                       (116,998)          (288,346)          (462,577)
                                                        ------------        -----------        -----------

    Net increase in participants' equity                  20,896,566         11,993,421         12,831,434

Participants' equity at beginning of year                 92,523,943         80,530,522         67,699,088
                                                        ------------        -----------        -----------

Participants' equity at end of year                     $113,420,509        $92,523,943        $80,530,522
                                                        ============        ===========        ===========


                            See accompanying notes.

                             ANALOG DEVICES, INC.

                        THE INVESTMENT PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                       December 31, 1993, 1992 and 1991


1.   Summary of significant accounting policies and basis of presentation
     --------------------------------------------------------------------

       General plan information
       ------------------------

       The Investment Partnership Plan (the "Plan") is a defined contribution plan sponsored and administered by Analog Devices, Inc. (the "Company").

       Investments
       -----------

       The investments in the Fidelity Institutional Cash Portfolio - U.S. Government Portfolio, Fidelity Short-Term U.S. Government Reserves, Fidelity Equity Income Fund, Fidelity Magellan Fund and the Analog Devices, Inc. Common Stock Fund are valued at quoted market prices.

       Contributions
       -------------

       Contributions from employees are recorded when the Company makes payroll deductions from plan participants. Employer contributions are accrued at the end of the period in which they become obligations of the Company based upon the terms the Plan.

       Investment income
       -----------------

       Net investment income resulted from interest income, interest dividends and capital gains distributions from the money market and mutual funds, realized gains or losses on sales of investments and the change in net unrealized appreciation (depreciation) between the cost and market value of investments at the beginning and end of the accounting period.

       All interest, dividends and capital gains distributions are reinvested in the respective funds and are recorded as earned on an accrual basis.

       Interest, dividends, capital gains distributions and unrealized appreciation (depreciation) has been allocated to participants based upon the proportion that each participant's share in a fund bears to the total in that fund (see Note 2(g)).

       Income tax status
       -----------------

       The Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The trust holding the assets of the Plan is therefore exempt from federal income taxes under Section 501(a) of the Internal Revenue Code of 1986, as amended.

                             ANALOG DEVICES, INC.

                        THE INVESTMENT PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                       December 31, 1993, 1992 and 1991


       Administrative expenses
       -----------------------

       For the years ended December 31, 1993, 1992 and 1991, the Company elected to pay the administrative expenses of the Plan.

2.   Contributions and benefits
     --------------------------

       The Plan is a contributory defined contribution plan operated through a trust. The trust qualifies under the Internal Revenue Code as a tax exempt employee plan and trust. The major provisions of the Plan are as follows:

       (a)  Eligibility:

              Domestic employees of the Company are eligible for participation in the Plan on the first day of the calendar quarter after having completed one year of service, with the exception of approximately 645 employees of the Precision Monolithics Division who are not eligible for participation in the Plan. For eligibility purposes, a year of service is a 12-month period during which an employee completes at least 1,000 hours of service.


              The total number of participants at December 31, 1993 was as follows:

                 Vested                                2,282
                 Nonvested                               577
                                                       -----
                                                       2,859
                                                       =====


       (b)  Contributions:

              The Company makes a contribution to the Plan equal to 5% of each participant's total eligible compensation. For 1993, the Internal Revenue Service defined total eligible compensation as an amount not to exceed $235,840; for 1992, this amount was $228,860; and for 1991, this amount was $222,220. For 1994, this amount has been defined as $150,000. The Company also matches each participant's pre-tax contribution, if any, by contributing an amount not to exceed 2% of such participant's total eligible compensation. A participant may voluntarily contribute to the Plan up to 10% of his or her pre-tax total eligible compensation; however, pre-tax contributions could not exceed $8,994 in 1993, $8,728 in 1992 and $8,475 in 1991. This amount has been increased to $9,240 for 1994. A participant may also elect to make an after-tax contribution to the Plan of up to 5% of his or her total eligible compensation.

                             ANALOG DEVICES, INC.

                        THE INVESTMENT PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                       December 31, 1993, 1992 and 1991


       Company contributions, participants' pre-tax contributions and the investment income related to all contributions are excluded from the participants' income for federal income tax purposes until such amounts are withdrawn or distributed.

       (c)  Investments:

              The trust agreement of the Plan provides for the maintenance of four separate and distinct Funds:

       -      Income Fund

              For 1993, 1992 and 1991, the Income Fund consisted primarily of investments in short-term, variable rate, institutional money market funds, the Fidelity Institutional Cash Portfolio - U.S. Government Portfolio and the Fidelity Short-Term U.S. Government Reserves. These money market funds, managed by Fidelity Investments, invest only in debt obligations issued or guaranteed as to principal and interest by the U.S. government.

              The investment objective of the Income Fund is to obtain as high a level of current income consistent with the preservation of principal and liquidity. The interest rate earned on investments in the Income Fund is determined primarily by and reflects the prevailing rates paid on short-term U.S. government obligations.

       - Fidelity Equity Income Fund is a growth and income mutual fund, managed by Fidelity Management and Research Company, which invests primarily in income producing equity securities.

       - Fidelity Magellan Fund is a growth-oriented mutual fund, managed by Fidelity Management and Research Company, which invests primarily in a wide range of common stocks.

       -      Analog Devices, Inc. Common Stock Fund

              Effective January 1, 1994, four new Funds will be offered in addition to the four Funds currently offered as investment options in the Plan. The additional investment options are as follows:
              Fidelity Asset Manager: Income Fund, Fidelity Asset Manager Fund, Fidelity Asset Manager: Growth Fund and Fidelity Growth Company Fund.

                             ANALOG DEVICES, INC.

                        THE INVESTMENT PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                       December 31, 1993, 1992 and 1991


       (d)  Vesting:

              Employee contributions are vested at the time they are deducted from participants' compensation. Investment income on employee contributions is vested as it is earned. Company contributions and earnings thereon become fully vested upon the first to occur of (i) completion of five years of service with the Company, (ii) after reaching age 65 or (iii) upon death or permanent disability while employed by the Company.

       (e)  Benefits:

              Upon normal retirement at age 65, death, permanent disability or termination of employment, the participant's vested benefits are paid to the participant or his or her beneficiary, at the election of the participant, either in a lump sum or in monthly installments over a ten-year period. Participants may elect to defer payment of their account until he or she attains age 70 1/2. However, if a participant's vested benefits are less than $3,500 upon termination of employment, distribution will be made in the form of a lump-sum payment within one year following termination of employment.

       (f)  Loans

              Participants may borrow a maximum of 50% of their vested balance up to $50,000, for an immediate and heavy financial need as defined by the Plan. Participants repay loans plus interest to their accounts through payroll deductions generally over a five-year period unless for the purchase of a primary residence, in which case the repayment period may be extended for up to twenty years. The interest rate on loans, which is announced quarterly, is tied to the interest rate of Treasury bonds with 3- and 10-year maturities. Once determined, the interest rate is fixed for the duration of the loan.

       (g)  Accounting:

              A separate account is maintained for each participant. The account balance is adjusted periodically for employee and employer contributions, withdrawals and a pro rata share of net investment income. Forfeitures which arise when participants terminate employment with the Company prior to vesting are used to offset future Company contributions and/or for the reimbursement of Plan expenses which are paid by the Company. If an employee who had terminated after December 31, 1984 returns to the employment of the Company within five years, any amount which had been forfeited will be reinstated by the Company.

                             ANALOG DEVICES, INC.

                        THE INVESTMENT PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                       December 31, 1993, 1992 and 1991


              Since the transfer of Plan net assets to the trusteeship of Fidelity on January 1, 1992 (see Note 3), all transactions of the Plan (including contributions, withdrawals and exchanges) have been accounted for and reported using units as well as dollars. Net investment earnings in each Fund are allocated based on the proportion of units in each participant's account to the total units in each fund.

       (h)  Investment allocation:

              The vested share of a participant's account balance is invested in one or more of the Funds depending upon the allocation instructions of the participant. In the absence of such allocation instructions, all amounts accruing to the participant are invested in the Income Fund. Nonvested employer contributions made through December 31, 1993 were invested in the Income Fund. Beginning January 1, 1994, participants may invest nonvested Company contributions in the investment options of their choice.


              The number of participants under each investment fund at December
     31, 1993 was as follows:

                    Income Fund                                    2,395
                    Fidelity Equity Income Fund                      661
                    Fidelity Magellan Fund                         1,572
                    Analog Devices, Inc. Common Stock Fund           416


       (i)  Continuation of the Plan:

              While the Company has not expressed any intent to terminate the Plan or completely suspend contributions, it is free to do so at any time. In the event of such termination or complete suspension, each participant automatically becomes vested to the extent of his or her account balance.

3.   Trustee, investment manager and Plan recordkeeper
     -------------------------------------------------

       Effective January 1, 1992, Fidelity Management Trust Company and Fidelity Institutional Retirement Services Company were named as trustee and recordkeeper, respectively, to the Plan. Prior to this date, all assets of the Plan were in the custody of The Boston Safe Deposit and Trust Co. and were held under a trust agreement through December 31, 1991. State Street Bank and Trust Company served as investment manager with respect to The Income Fund's former investment in the State Street Bank and Trust Company Selection Fund through the end of 1991 when this investment matured. The Plan's recordkeeper through December 31, 1991 was Towers, Perrin, Forster and Crosby.

                             ANALOG DEVICES, INC.

                        THE INVESTMENT PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                       December 31, 1993, 1992 and 1991



4.   Investment of Plan assets
     -------------------------

       Investments at December 31, 1993 and 1992 were as follows:

                                                            1993                                      1992
                                                            ----                                      ----
                                               Cost                   Fair Value           Cost                   Fair Value
                                               ----                   ----------           ----                   ----------
Income Fund:
  Fidelity Institutional
    Cash Portfolio - U.S.
    Government Portfolio                   $ 51,487,423              $ 51,487,423      $ 54,093,851              $ 54,093,851

  Fidelity Short-Term
    U.S. Government Reserves                 10,593,089                10,593,089        10,416,382                10,416,382
                                           ------------              ------------      ------------              ------------
      Total                                  62,080,512                62,080,512        64,510,233                64,510,233

Fidelity Equity Income Fund,
  415,574 shares (233,136 in 1992)           12,246,315                14,063,035         6,210,429                 6,763,282

Fidelity Magellan Fund,
  332,780 shares (203,103 in 1992)           21,817,640                23,577,433        12,601,121                12,797,580

Analog Devices, Inc. Common Stock Fund:
  Analog Devices, Inc.
    Common Stock, 465,304
    shares (415,316 in 1992)                  9,432,176                11,458,111         4,491,254                 6,748,885

Fidelity Short-Term
  U.S. Government Reserves                      305,576                   305,576            62,216                    62,216
                                           ------------              ------------      ------------              ------------
    Total                                     9,737,752                11,763,687         4,553,470                 6,811,101

    Total All Funds                        $105,882,219              $111,484,667       $87,875,253               $90,882,196
                                           ============              ============      ============              ============

  Unrealized appreciation
    of investments                                       $5,602,448                                   $3,006,943
                                                         ==========                                   ==========


                             ANALOG DEVICES, INC.

                        THE INVESTMENT PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                       December 31, 1993, 1992 and 1991



The net realized gain (loss) on disposition of investments was computed as follows:

                                                                                                Analog
                                                   Fidelity                                  Devices, Inc.
                                                    Equity               Fidelity               Common
                                                 Income Fund          Magellan Fund           Stock Fund              Total
                                                 -----------          -------------           ----------              -----
Year ended December 31, 1993
Aggregate proceeds                                $5,018,779            $5,187,937           $15,118,638           $25,325,354
Aggregate cost-average                             4,732,679             5,037,315            10,888,695            20,658,689
                                                  ----------            ----------           -----------           -----------
Net realized gain                                 $  286,100            $  150,622           $ 4,229,943           $ 4,666,665
                                                  ==========            ==========           ===========           ===========

Year ended December 31, 1992
Aggregate proceeds                                $  638,126            $1,612,642           $ 1,974,514           $ 4,225,282
Aggregate cost-average                               620,876             1,683,328             1,901,409             4,205,613
                                                  ----------            ----------           -----------           -----------
Net realized gain (loss)                          $   17,250            $  (70,686)          $    73,105           $    19,669
                                                  ==========            ==========           ===========           ===========

Year ended December 31, 1991
Aggregate proceeds                                $  132,813            $  165,597           $   389,449           $   687,859
Aggregate cost-average                               162,185               170,809               473,629               806,623
                                                  ----------            ----------           -----------           -----------
Net realized (loss)                               $  (29,372)           $   (5,212)          $   (84,180)          $  (118,764)
                                                  ==========            ==========           ===========           ===========


For fiscal years beginning in 1991, the U.S. Department of Labor requires that the realized gain or loss on the sale of investments be calculated using the fair market value of the securities at the beginning of the year or the purchase price of the securities if purchased during the year, rather than the historical cost basis required by generally accepted accounting principles. If the ERISA basis were used, the total realized gain on the sale of securities would have been $3,628,992 for the year ended December 31, 1993, $214,802 for the year ended December 31, 1992 and $128,109 for the year ended December 31, 1991.


                             ANALOG DEVICES, INC.

                        THE INVESTMENT PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                       December 31, 1993, 1992 and 1991


5.   Other
     -----

       There were no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.


6.   Statements of assets, liabilities and participants' equity by fund
     ------------------------------------------------------------------

                                                                  Fidelity           Fidelity          Analog
                                                Income             Equity            Magellan       Devices, Inc.
          1993                                   Fund           Income Fund            Fund       Common Stock Fund        Total
          ----                                   ----           -----------            ----       -----------------        -----
         Assets
         ------
Investments, at fair value                   $62,080,512        $14,063,035        $23,577,433       $11,763,687       $111,484,667
Accrued interest and dividends                   160,399                  -                  -               496            160,895
Interfund transfers receivable (payable)         153,115                  -                  -          (153,115)                 -
Participant loans receivable                   1,084,002            254,731            383,026           137,592          1,859,351
                                             -----------        -----------        -----------       -----------       ------------
                                             $63,478,028        $14,317,766        $23,960,459       $11,748,660       $113,504,913
                                             ===========        ===========        ===========       ===========       ============

     Liabilities and
   Participants' Equity
   --------------------
Forfeitures payable                          $    84,404        $         -        $         -       $         -       $     84,404
Participants' equity                          63,393,624         14,317,766         23,960,459        11,748,660        113,420,509
                                             -----------        -----------        -----------       -----------       ------------
                                             $63,478,028        $14,317,766        $23,960,459       $11,748,660       $113,504,913
                                             ===========        ===========        ===========       ===========       ============


                             ANALOG DEVICES, INC.

                        THE INVESTMENT PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                       December 31, 1993, 1992 and 1991



6.   Statements of assets, liabilities and participants' equity by fund (Continued)
     ------------------------------------------------------------------------------

                                                                  Fidelity                               Analog
                                                Income             Equity            Fidelity         Devices, Inc.
          1992                                   Fund           Income Fund       Magellan Fund    Common Stock Fund       Total
          ----                                   ----           -----------       -------------    -----------------       -----
         Assets
         ------
Investments, at fair value                   $64,510,233         $6,763,282        $12,797,580       $6,811,101         $90,882,196
Accrued interest and dividends                   179,594                  -                  -              252             179,846
Interfund transfers receivable (payable)          23,335             12,399              6,108          (41,842)                  -
Participant loans receivable                   1,108,110            137,933            226,271           77,490           1,549,804
                                             -----------         ----------        -----------       ----------         -----------
                                             $65,821,272         $6,913,614        $13,029,959       $6,847,001         $92,611,846
                                             ===========         ==========        ===========       ==========         ===========

     Liabilities and
   Participants' Equity
   --------------------
Forfeitures payable                          $    87,903         $        -        $         -       $        -         $    87,903
Participants' equity                          65,733,369          6,913,614         13,029,959        6,847,001          92,523,943
                                             -----------         ----------        -----------       ----------         -----------
                                             $65,821,272         $6,913,614        $13,029,959       $6,847,001         $92,611,846
                                             ===========         ==========        ===========       ==========         ===========


                             ANALOG DEVICES, INC.

                        THE INVESTMENT PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                       December 31, 1993, 1992 and 1991


7.   Statements of changes in participants' equity for all funds
     -----------------------------------------------------------

                                                                  Fidelity                               Analog
                                                Income             Equity            Fidelity         Devices, Inc.
          1993                                   Fund           Income Fund       Magellan Fund    Common Stock Fund       Total
          ----                                   ----           -----------       -------------    -----------------       -----
Participants' equity at January 1, 1993      $65,733,369         $ 6,913,614       $13,029,959       $ 6,847,001        $ 92,523,943

Investment income:
  Interest income                                 89,928              18,991            28,027             8,970             145,916
  Change in net unrealized appreciation
    (depreciation)                                     -           1,263,867         1,563,334          (231,696)          2,595,505
  Realized gains                                       -             286,100           150,622         4,229,943           4,666,665
  Dividend income and
    capital gains distributions                1,928,971             458,509         1,997,478            10,905           4,395,863
                                             -----------         -----------       -----------       -----------        ------------

    Net investment income                      2,018,899           2,027,467         3,739,461         4,018,122          11,803,949

Contributions:
  Employer                                     5,278,443             687,785         1,090,777           322,870           7,379,875
  Employees                                    2,881,059           1,038,591         1,585,782           335,406           5,840,838
                                             -----------         -----------       -----------       -----------        ------------

    Total contributions                        8,159,502           1,726,376         2,676,559           658,276          13,220,713

Paid and accrued participant withdrawals      (3,043,601)           (222,380)         (546,263)         (198,854)        (4,011,098)
Paid and accrued forfeitures                    (116,998)                  -                 -                 -           (116,998)
Interfund transfers                           (9,357,547)          3,872,689         5,060,743           424,115                  -
                                             -----------         -----------       -----------       -----------        ------------

    Net increase in participants' equity      (2,339,745)          7,404,152        10,930,500         4,901,659          20,896,566

Participants' equity at December 31, 1993    $63,393,624         $14,317,766       $23,960,459       $11,748,660        $113,420,509
                                             ===========         ===========       ===========       ===========        ============


                             ANALOG DEVICES, INC.

                        THE INVESTMENT PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                       December 31, 1993, 1992 and 1991


7.   Statements of changes in participants' equity for all funds (Continued)
     -----------------------------------------------------------------------

                                                                  Fidelity                               Analog
                                                Income             Equity            Fidelity         Devices, Inc.
          1992                                   Fund           Income Fund       Magellan Fund    Common Stock Fund       Total
          ----                                   ----           -----------       -------------    -----------------       -----
Participants' equity at January 1, 1992      $63,704,898          $3,592,123       $ 9,158,199        $4,075,302        $80,530,522

Investment income:
  Interest income                                 77,010               7,636            14,869             5,622            105,137
  Change in net unrealized appreciation
    (depreciation)                                     -             484,652          (840,756)        2,787,746          2,431,642
  Realized gains (losses)                              -              17,250           (70,686)           73,105             19,669
  Dividend income and
    capital gains distributions                2,429,874             200,888         1,701,944             2,989          4,335,695
                                             -----------         -----------       -----------       -----------        -----------

    Net investment income                      2,506,884             710,426           805,371         2,869,462          6,892,143

Contributions:
  Employer                                     5,579,992             393,179           853,722           206,439          7,033,332
  Employees                                    3,333,282             534,823         1,119,308           223,778          5,211,191
                                             -----------         -----------       -----------       -----------        -----------

    Total contributions                        8,913,274             928,002         1,973,030           430,217         12,244,523

Paid and accrued participant withdrawals      (5,747,910)           (251,198)         (543,980)         (311,811)        (6,854,899)
Paid and accrued forfeitures                    (288,346)                  -                 -                 -           (288,346)
Interfund transfers                           (3,355,431)          1,934,261         1,637,339          (216,169)                 -
                                             -----------         -----------       -----------       -----------        -----------

    Net increase in participants' equity       2,028,471           3,321,491         3,871,760         2,771,699         11,993,421
                                             -----------         -----------       -----------       -----------        -----------

Participants' equity at December 31, 1992    $65,733,369          $6,913,614       $13,029,959        $6,847,001        $92,523,943
                                             ===========         ===========       ===========       ===========        ===========


                             ANALOG DEVICES, INC.

                        THE INVESTMENT PARTNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                       December 31, 1993, 1992 and 1991


7.   Statements of changes in participants' equity for all funds (Continued)
     -----------------------------------------------------------------------

                                                                  Fidelity                               Analog
                                                Income             Equity            Fidelity         Devices, Inc.
          1991                                   Fund           Income Fund       Magellan Fund    Common Stock Fund       Total
          ----                                   ----           -----------       -------------    -----------------       -----
Participants' equity at January 1, 1991      $58,013,245          $2,149,444        $4,931,519        $2,604,880        $67,699,088

Investment income:
  Interest income                                333,289               3,271             7,698             4,402            348,660
  Change in net unrealized appreciation                -             577,200         1,497,040         1,397,534          3,471,774
  Realized (losses)                                    -             (29,372)           (5,212)          (84,180)          (118,764)
  Dividend income and
    capital gains distributions                3,428,934             137,759           754,892                 -          4,321,585
                                             -----------          ----------        ----------        ----------        -----------

    Net investment income                      3,762,223             688,858         2,254,418         1,317,756          8,023,255

Contributions:
  Employer                                     5,639,430             233,271           572,275           159,021          6,603,997
  Employees                                    3,377,114             345,433           787,353           201,340          4,711,240
                                             -----------          ----------        ----------        ----------        -----------

    Total contributions                        9,016,544             578,704         1,359,628           360,361         11,315,237

Paid and accrued participant withdrawals      (5,127,401)           (142,722)         (519,220)         (255,138)        (6,044,481)
Paid and accrued forfeitures                    (462,577)                  -                 -                 -           (462,577)
Interfund transfers                           (1,497,136)            317,839         1,131,854            47,443                  -
                                             -----------          ----------        ----------        ----------        -----------

    Net increase in participants' equity       5,691,653           1,442,679         4,226,680         1,470,422         12,831,434
                                             -----------          ----------        ----------        ----------        -----------

Participants' equity at December 31, 1991    $63,704,898          $3,592,123        $9,158,199        $4,075,302        $80,530,522
                                             ===========          ==========        ==========        ==========        ===========


                             ANALOG DEVICES, INC.
                        THE INVESTMENT PARTNERSHIP PLAN

                            SUPPLEMENTAL SCHEDULES

                               DECEMBER 31, 1993


                             ANALOG DEVICES, INC.

                        THE INVESTMENT PARTNERSHIP PLAN

                             SUPPLEMENTAL SCHEDULE

                          ASSETS HELD FOR INVESTMENT

                               December 31, 1993


The cost and market value of assets held for investment at December 31, 1993 were as follows:

                                                                                                                  Market
                                                            Shares                     Cost                        Value
                                                            ------                     ----                       ------
Description of Investment:
  Fidelity Institutional Cash Portfolio -
    U.S. Government Portfolio                             51,487,423               $ 51,487,423               $ 51,487,423
  Fidelity Short-term U.S. Government Reserves            10,898,665                 10,898,665                 10,898,665
  Fidelity Equity Income Fund                                415,574                 12,246,315                 14,063,035
  Fidelity Magellan Fund                                     332,780                 21,817,640                 23,577,433
  Analog Devices, Inc. Common Stock (1)                      465,304                  9,432,176                 11,458,111
                                                                                   ------------               ------------
                                                                                   $105,882,219               $111,484,667

Other:
  Participant Loans Receivable (2)                                                    1,859,351                  1,859,351
                                                                                   ------------               ------------
    Total                                                                          $107,741,570               $113,344,018
                                                                                   ============               ============


(1) Indicates party-in-interest to the Plan.

(2) The loan account at December 31, 1993 bears interest at rates ranging from 6 1/4% to 10 3/4% with terms ranging from 1 to 20 years.



                             ANALOG DEVICES, INC.

                        THE INVESTMENT PARTNERSHIP PLAN

                             SUPPLEMENTAL SCHEDULE

               TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS
                             OF 5% OF PLAN ASSETS

                         Year Ended December 31, 1993


                                                       Purchases                                     Sales
                                                       ---------              ----------------------------------------------------
                                                                              Selling                                     Net Gain
Description of Assets                                    Cost                  Price                 Cost                  (Loss)
- - ---------------------                                    ----                  -----                 ----                  ------
Category (iii) - Series of transactions in excess
  of 5% of plan assets

Fidelity Institutional Cash Portfolio -
  U.S. Government Portfolio                          $ 1,693,572           $  4,300,000           $ 4,300,000           $         -

Fidelity Short-Term
  U.S. Government Reserves                            38,075,684             37,655,617            37,655,617                     -

Fidelity Equity Income Fund                           10,768,565              5,018,779             4,732,679               286,100

Fidelity Magellan Fund                                14,253,834              5,187,937             5,037,315               150,622

Analog Devices, Inc.
Common Stock                                          15,829,617             15,118,638            10,888,695             4,229,943


There were no category (i), (ii) or (iv) reportable transactions during 1993.

                             ANALOG DEVICES, INC.

                        THE INVESTMENT PARTNERSHIP PLAN

                             SUPPLEMENTAL SCHEDULE

                  SCHEDULE OF PARTY-IN-INTEREST TRANSACTIONS

                         Year Ended December 31, 1993


There were no party-in-interest transactions which were prohibited by ERISA
Section 406 and for which there is no statutory or administrative exemption.